Kenmar Global Trust (KGT) ended the month of June up 4.39%.
The bulk of the gains were realized in interest rates and currencies. The Net Asset Value per unit of KGT was $99.61 as of June 30, 2005.

                  June 1, 2005         July 1, 2005
                  ------------         ------------
Graham                 30%                  30%
Grinham                28%                  27%
Transtrend             42%                  43%

         US equities showed little change in June and can be characterized as directionless for US equity markets. The June S&P 500 close of 1,191 was virtually the same as May. The Dow lost 192 points in June to 10,275 while NASDAQ was a small 11-point loss to 2.057. Despite a plethora of lackluster economic data, the failure of the European Union to reach a budget agreement and the "no" votes on the European constitution, European equities had a positive month. The United Kingdom, which had previously avoided much of Europe's economic demise, showed evidence of weakness to the point where a Bank of England rate cut might be imminent. Despite this the FTSE gained 149 points in June. The specter of rate cuts from both the European Central Bank and Bank of England helped sentiment at the end of June. The Nikkei was weak early in the month but rebounded sharply to turn in a solid performance. Japanese economic data was mixed, showing some improvement domestically, but displaying weakness on the export front.

         In fixed income markets, after closing out May at 3.98% and falling to 3.82% in early June, the benchmark 10-Year note yield briefly spiked to 4.15% but by month's end had fallen to 3.96%. Flight to safety buying, which was rampant in April and May, persisted in June, albeit at a lessened pace. The Federal Reserve raised rates another 25 basis points on June 30 and the statement from the Federal Open Market Committee indicated that they will continue to raise rates at a "measured" pace. Fed Funds project a 25 point increase at least for the next two meetings. The European Central Bank and Bank of England did not change rates but at month's end there was growing speculation that both will cut rates soon. A surprisingly aggressive half point slash by Sweden's Riksbank, to 1.5% further fueled such ideas. The Bank of Canada and Reserve Bank of Australia left rates unchanged.

         Following a weak performance in April and May, the euro firmed a bit at month's end to $1.2075. A major factor was the pattern of global interest rates, which put the euro at a distinct disadvantage. The British pound saw an 8 month low under $1.80 with a $1.7915 reading on June 30. The US dollar still has some of its own problems, primarily the "twin" deficits. Data on the US Current Account Deficit released on June 17 showed a 3.6% increase to a record $195.1 billion in Q1. The deficit amounted to a record 6.4% of GDP and was larger than predicted. The yen fell to a 10-month low against the dollar. Concerns surrounding high oil prices were a particular burden to Japan. The Australian dollar ended June essentially flat for the year as a result of rising metals and energy prices, which helped the currency recover losses from May. The Canadian dollar gained about 2.5%. The South African rand was down 18.3% YTD.

         In the energy complex, prices rose during June. After hitting a $46.40 low on May 20, crude ended that month at $51.97 and then rallied over $55 during the first week of June. In metals, gold prices staged a sharp rally in June to their best levels since March 18 with a $443.00/ounce close on June 24, before ending the month at $437.10/ounce. Of note, gold appeared to divorce itself from the US dollar in June after months of a near perfect correlation. While inflation did not play a big part, the surge in crude oil prices seemed to benefit gold. Additionally, uncertainty surrounding global equity markets also appeared to encourage gold prices as did relatively low global interest rates. Among the base metals, copper prices rose in June. In the softs, coffee turned in a weak performance in June, as prices dipped. Sugar gained on the back of solid physical demand. Cocoa prices were very volatile in June as prices rallied from a weak start to stage a strong rally before easing somewhat at month's end. Reports of building tensions in the Ivory Coast ahead of the scheduled start of disarmament on June 27, kept the market on edge. In the grains, the wheat market, despite having a decidedly off-season production cycle as compared to beans and corn, nonetheless saw a weather-induced rally during the month of June, only to watch as prices finish the month, just about where they had started.

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                               KENMAR GLOBAL TRUST
                           UNAUDITED ACCOUNT STATEMENT
                       FOR THE MONTH ENDING JUNE 30, 2005


DEAR INTEREST HOLDER:
ENCLOSED IS THE REPORT FOR THE PERIOD OF JUNE 30, 2005 FOR KENMAR GLOBAL TRUST. THE NET ASSET VALUE OF AN INTEREST AS OF JUNE 30, 2005 WAS $99.61, AN INCREASE OF +4.39% FROM THE MAY 31, 2005 VALUE OF $95.42. THE CALENDAR YEAR-TO-DATE RETURN FOR KENMAR GLOBAL TRUST WAS A DECREASE OF -7.80% AS OF JUNE 30, 2005.

                            STATEMENT OF INCOME(LOSS)
Trading Income (Loss)
Realized Trading Gain/(Loss)                                       $688,065.75
Change in Unrealized Gain/(Loss)                                   $180,975.30
Gain/(Loss) on Other Investments                                    ($7,231.42)
Brokerage Commission                                               ($66,359.51)
                                                                   ------------
Total Trading Income                                               $795,450.12

EXPENSES
Audit Fees                                                           $4,000.00
Administrative and Legal Fees                                        $7,371.57
Management Fees                                                     $73,144.59
Offering Fees                                                       $12,325.00
Incentive Fees                                                      $11,244.70
Other Expenses                                                           $0.00
                                                                   ------------
Total Expenses                                                     $108,085.86

INTEREST INCOME                                                     $46,940.66

NET INCOME(LOSS) FROM THE PERIOD                                   $734,304.92
                                                                   ============

                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month              $16,740,493.27
Addition                            $43,000.00
Withdrawal                        ($399,946.37)
Net Income/(Loss)                  $734,304.92
                                ---------------
Month End                       $17,117,851.82

Month End NAV Per Unit                  $99.61

Monthly Rate of Return                   4.39%
Year to Date Rate of Return             -7.80%

For account inquiries, please contact Preferred Investment Solutions Corp. Client Services at (203)861-1025.

                    To the best of our knowledge and belief,
                the information above is accurate and complete:

/s/ Kenneth A. Shewer                                /s/ Marc S. Goodman
Kenneth A. Shewer, Chairman                          Marc S. Goodman, President

             Preferred Investment Solutions Corp., Managing Owner of
                               Kenmar Global Trust